Exhibit (a)(5)(b)

Kaivan Khavandi 2nd Senior Vice President R&D, GSK 5h. Delighted to share the news of GSK’S agreement to acquire RAPT Therapeutics. Food allergies are highly prevalent and pose substantial burden and risk to adults and children with allergic reactions, including anaphylaxis, to a variety of potential allergens. This acquisition brings a potentially best-in-class anti-lgE antibody, in development to provide prophylactic protection for these patients. Having led organisations across target discovery, development, pre-launch and marketed products, I pay close attention not only to mechanistic translation of a target/therapeutic hypothesis through clinical POC, but also translation of trial datasets into real-world benefit. For the latter, I believe focusing on comorbidities (“phenotypes”) and dosing characteristics are the most tractable variables to impact benefit. To this end, the deal will further bolster our growing portfolio of innovative long- and ultra-long acting biologics and oligonucleotides, benefiting from targeted and predictable pharmacology with favourable dosing characteristics. It is also another example of understanding and addressing the many permutations of imbalance and maladaptation that can be observed in the immune system, with therapeutics that can provide safe ways to restore this back to homeostatic health.